Exhibit 99.1

Grupo Financiero Galicia S.A.

Cuit 30-70496280-7

December 30, 2015

Buenos Aires

To: Comisión Nacional de Valores (National Securities Commission)

Re: Material Event

To whom it may concern,

We write to inform you that on the date hereof, we have been notified that the Federal Criminal Court of Appeals of Rosario, Room B, has dismissed the prosecution of the Money Laundering Reporter Officer of Banco de Galicia y Buenos Aires S.A. (the “Bank”), recognized by the UIF (Unidad de Información Financiera) and the Argentine Central Bank, Mr. Guillermo Pando, and all Bank staff involved in the case “Rossini, Mario s/Fraud by Fraudulent Administration” for the crime of money laundering in connection with the operation of Bolsafe Valores S.A.

The Court has found that the elements necessary to prove cause in the participation of such persons in the allegations cannot be shown, and the Court has therefore resolved that the case lacks merit.

Yours faithfully,

Patricia Lastiry

Attorney-in-fact

Banco de Galicia y Buenos Aires S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.